

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 6, 2014

Via E-mail
Udi Gilboa
Chief Financial Officer
Bio Blast Pharma Ltd.
35 Ahad Ha'am St.
Tel Aviv 6520206 Israel

> **Re:** **Bio Blast Pharma Ltd.**
> **Registration Statement on Form F-1**
> **Filed February 7, 2014**
> **File No. 333-193824**

Dear Mr. Gilboa:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please submit all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

2. Please confirm that the images included in your registration statement are all of the graphic, visual or photographic information you will be including. If you intend to use any additional images, please provide us proofs of such materials. Please note that we may have comments regarding this material.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or

distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

4. Please remove the two pages of graphics between the prospectus cover page and the table of contents or move the graphics to another section of the prospectus. If retained, please provide context to enable the reader to understand the presentation.

5. Please ensure that the text provided in all images included in your registration statement can be easily read by investors. For example, portions of the text in the image on pages 58 and 60 are difficult to read.

Prospectus Summary, page 1

6. Please define the following scientific terms at their first use to provide a reasonable investor with understanding of such terms:

   - "pathophysiological;"
   - "myopathy;"
   - "pharmacopeial;" and
   - "disaccharide chemical chaperone."

Implications of being an Emerging Growth Company, page 5

7. Please expand this discussion to clarify the relief a company gets as a Foreign Private Issuer in addition to the relief that you will enjoy as an emerging growth company. Please also revise your prospectus to indicate that you have decided to avail yourselves of the relief from adopting new accounting standards.

8. We note your statement that you "have not made a decision whether to take advantage of any or all" of the applicable JOBS Act exemptions. Please reconcile this statement with your risk factor on pages 34 and 35 that states that you intend to take advantage of specific listed exemptions until you are no longer an emerging growth company.

Risk Factors
"We may find it difficult to enroll patients…," page 12

9. Please disclose any past difficulties you have experienced enrolling patients in clinical trials.

"Our product candidates may cause undesirable side effects…," page 14

10. Please expand the discussion to state whether you have product liability insurance and the amount of coverage.

<u>"We may not be able to protect our intellectual property rights throughout the world…," page 27</u>

11. We note your statement on page 64 that China is one of the countries in which you intend to protect your proprietary rights. Accordingly, in this risk factor, please disclose that China is one of the foreign countries that has not protected a company's intellectual property rights to the same extent as federal and state laws in the United States.

<u>"The JOBS Act and our status as a foreign private issuer will allow us to postpone the date by which we must comply with some of the laws and regulations intended to protect investors…," page 34</u>

12. Please provide one or more examples of the "certain governance requirements" from which your status as a foreign private issuer exempts you.

<u>Passive Foreign Investment Company ("PFIC") Risk Factor</u>

13. Please add a risk factor that discusses the risk that you may be classified as a PFIC for the current taxable year or for future years. Include in the risk factor a brief description of what it means to be classified as a PFIC and the consequences for your shareholders should you be classified as a PFIC. Further disclose that you do not intend to provide the information that would enable investors to take a qualified electing fund ("QEF") election that could mitigate the adverse U.S. federal income tax consequences should you be classified as a PFIC.

<u>Use of Proceeds, page 39</u>

14. Please expand the discussion to indicate what stage of clinical program completion you expect to achieve for each allocation of proceeds.

<u>Dilution, page 41</u>

15. Please revise the presentation to start with the historical net tangible book value instead of pro forma net tangible book value.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Financial Overview</u>
<u>Research and Development Expenses, page 43</u>

16. Please expand your disclosures to include the total costs incurred during each period presented and to date for each key research and development project.

Critical Accounting Policies and Estimate

JOBS Act, page 44

17. You state that you have elected to delay such adoption of new or revised accounting standards under Section 107 of the JOBS Act. Please revise your disclosure to state that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your risk factor disclosure.

.

Stock-Based Compensation and Fair Value of Ordinary Shares, page 44

18. We may have additional comments on your accounting for stock compensation or any beneficial conversion features once you have disclosed an estimated offering price. Please supplementally provide us with a quantitative and qualitative analysis explaining the difference between the estimated offering price and the fair value of each equity issuance through the date of effectiveness for the preceding twelve months.

Business
Overview, page 49

19. Please disclose if any investigational new drug applications for your products have been submitted to the FDA. If so, please state the relevant date(s) and if any application was not submitted under your name, the name under which the application was submitted.

Product Candidates – Disease background, rationale for treatment…, page 54

20. Where you refer to planned clinical trials, please state the countries in which you intend to conduct such clinical trials.

21. For each discussion of market potential for your product candidates, please provide a numerical estimate of the number of people afflicted by each applicable disease.

22. Where you have already provided numerical estimates, please explain how the estimates were determined. In this regard, we note the statement on page 58 that Friedreich's ataxia affects about 1 in every 50,000 people in the United States and that the estimated number of Friedreich's ataxia patients in the United States is approximately 15,000. This ratio and estimated potential market does not appear to be consistent with the population of the United States.

Management
Corporate Governance Practices
External Directors, page 83

23. Please clarify the difference between an "external director" under the Israeli Companies Law and an "independent director" under Nasdaq listing rules. For example, would an external director also qualify as an independent director?

Approval of Related Party Transactions Under Israeli Law, page 92

24. Please provide one or more examples of the "certain defined types of extraordinary transactions between a public company and its controlling shareholder" that are exempted from the shareholder approval requirements under Israeli Companies Law regulations.

Compensation of Executive Officers and Directors, page 94

25. Please supplementally advise, with a view to disclosure, whether you are required to disclose, or have disclosed, in Israel the annual compensation of your named executive officers and directors on an individual basis for the most recently completed fiscal year. See Item 6.B.1 of Form 20-F.

26. Please disclose the total amounts set aside or accrued by you to provide pension, retirement or similar benefits for your named executive officers and directors. See Item 6.B.2 of Form 20-F.

Principal Shareholders, page 98

27. Please disclose the percentage of shares held in the United States and the number of United States shareholders.

Shares Eligible for Future Sale
Lock-up agreements, page 106

28. When available, please file a form of lock-up agreement as an exhibit to the registration statement.

Rule 144, page 106

29. We note your statement that "any person who is not our affiliate and has held their shares for at least six months. . .may sell shares without restriction." However, such a person would be subject to the current public information condition under Rule 144(c). Please revise accordingly.

Financial Statements
General

30. We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements, we ask that you provide us with information that will help us answer the following questions:

- How do you maintain your books and records and prepare your financial statements?

    o Describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

- What is the background of the people involved in your financial reporting?

- We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

    o What role he or she takes in preparing your financial statements;
    o What relevant education and ongoing training he or she has had relating to U.S. GAAP;
    o The nature of his or her contractual or other relationship to you;
    o Whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
    o About his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP.

- If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

    o The name and address of the accounting firm or organization;
    o The qualifications of their employees who perform the services for your company;
    o How and why they are qualified to prepare your financial statements;
    o How many hours they spent last year performing these services for you; and

- o The total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements for the most recent fiscal year end.

- If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements, do not provide us with their names, but please tell us:

  - o Why you believe they are qualified to prepare your financial statements;
  - o How many hours they spent last year performing these services for you; and
  - o The total amount of fees you paid to each individual in connection with the preparation of your financial statements for the most recent fiscal year end.

Note 7-Contingent Liabilities and Commitments
c. License Agreement, page F-13

31. Please disclose the consideration you paid or have agreed to pay Yissum Research Development Company for entering into the agreement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact James Peklenk at (202) 551-3661 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Christina De Rosa at (202) 551-3577, John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-mail</u>
        Shy S. Baranov, Esq.
        Zysman, Aharoni, Gayer and
        Sullivan & Worcester LLP
        1633 Broadway
        New York, NY 10019